UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For November 23, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s annual general meeting

Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’) advises shareholders that, at Harmony’s annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting forming part of the Company’s 2017 integrated annual report. There were 444 560 003 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:
Ordinary resolution 1:
	Appointment of director: Peter Steenkamp

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.48%	0.52%	371 379 522	83.54%	0.17%

Ordinary resolution 2:
	Re-election of director: Mavuso Msimang

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.70%	0.30%	370 103 172	83.25%	0.45%

Ordinary resolution 3:
	Re-election of director: John Wetton

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.70%	0.30%	370 112 650	83.25%	0.45%
Ordinary resolution 4:	Re-election of director: Ken Dicks
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.70%	0.30%	370 081 213	83.25%	0.46%

Ordinary resolution 5:
	Re-election of director: Simo Lushaba

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.13%	0.87%	370 799 278	83.41%	0.30%

Ordinary resolution 6:
	Re-election of audit and risk committee member: John Wetton

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.77%	0.23%	370 826 534	83.41%	0.29%

Ordinary resolution 7:
	Re-election of audit and risk committee member: Fikile De Buck

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.78%	0.22%	370 821 861	83.41%	0.29%

Ordinary resolution 8:
	Re-election of audit and risk committee member: Simo Lushaba

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
88.62%	11.38%	370 793 941	83.41%	0.30%

Ordinary resolution 9:
	Re-election of audit and risk committee member: Modise Motloba

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
87.28%	12.72%	370 790 683	83.41%	0.30%

	Re-election of audit and risk committee member: Karabo Nondumo
Ordinary resolution 10:

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.78%	0.22%	370 795 068	83.41%	0.30%

Ordinary resolution 11:
	Reappointment of external auditors: PricewaterhouseCoopers Incorporated

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
92.95%	7.05%	371 381 803	83.54%	0.16%

Ordinary resolution 12:
	Approval of remuneration policy

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.36%	1.64%	369 639 677	83.15%	0.56%

Ordinary resolution 13:
	Approval of the implementation report
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.68%	1.32%	369 984 226	83.22%	0.48%

Ordinary resolution 14:
	Placing control of the authorised but unissued Company shares in the hands of the Board
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
80.88%	19.12%	371 285 676	83.52%	0.19%

Ordinary resolution 15:	General authority to issue shares for cash
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.98%	1.02%	371 362 151	83.53%	0.17%

Special resolution 1:	Authorisation of Financial Assistance in terms of section 45 of the Act
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.35%	0.65%	371 276 153	83.52%	0.19%

Special resolution 2:
	Pre-approval of non-executive directors’ remuneration

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.32%	0.68%	369 647 606	83.15%	0.55%

Special resolution 3:	Approval of non-executive directors’ remuneration
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.27%	0.73%	369 624 671	83.14%	0.56%

ends.

For more details contact:

Riana Bisschoff
Company Secretary
+27(0)83 629 4706

Johannesburg, South Africa
23 November 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 23, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director